UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Fureelz Inc.

Legal Status of Issuer:

Form:
C Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
April 29, 2025

Physical Address of Issuer: 61 Willard Street, Portland, Maine 04106

Website of Issuer: www.fureelz.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

008-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary received, for due diligence and other expenses anticipated to be incurred by the Intermediary prior to the Offering, a one-time Expense Fee in the amount of three thousand U.S. dollars ($3,000). At the conclusion of each periodic Closing performed during the Offering, the Issuer shall pay a fee equal to three percent (3.0%) of the aggregate amount raised by the Issuer through the Offering during that specific time period between the periodic Closings.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Common Stock

Target number of securities to be offered:

75,000 shares of Common Stock

Price (or method for determining price): $2.00 per Common Stock share

Target offering amount:

$150,000.00

Minimum Investment Amount:

$150.00 (75 Common Stock shares)

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

2,500,000 shares of Common Stock

Deadline to reach the offering amount:

April 26, 2027

Disbursement from Escrow: Once per month or on a schedule as agreed upon between the Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
Re-Confirmation of Subscription Process:

After the Target Offering Amount is met and the Offering has been active for twenty-one (21) days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until forty-eight (48) hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$ 247,761	$ 0
Cash & Cash Equivalents	$ 41,801	$ 0
Accounts Receivable	$ 0	$ 0
Short-term Debt [1]	$ 41,911	$ 0
Long-term Debt [2]	$ 530,000	$ 0
Revenues/Sales	$ 0	$ 0
Cost of Goods Sold	$ 370	$ 0
Taxes Paid	$ 0	$ 0
Net Income	($ 326,120)	$ 0

1: Company total Current Liabilities; The Company does not possess any indebtedness with a maturity date in 2026 or 2027. (See "Indebtedness" section below).
2: Company total Noncurrent Liabilities which includes SAFEs that possess neither a maturity date nor an interest rate. (See "Classes of Securities of the Company" and "Indebtedness" sections below).

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Fureelz Inc.

By

Signed by:
4E6A1A9B951F42A...

Ashley Quincey
President & Chief Executive Officer (CEO)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signed by:
4E6A1A9B951F42A...

Ashley Quincey
Director, President, CEO and acting Principal Accounting Officer

4/27/2026

(Date)

TABLE OF CONTENTS

April 27, 2026

FUREELZ INC.
FORM C
Up to 2,500,000 shares of Common Stock
$2.00 per Share

Fureelz Inc. ("Fureelz", the "Company," "we," "us," or "our"), is offering a minimum amount of $150,000.00 (the "Target Offering Amount") equal to 75,000 shares of Common Stock and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Common Stock (the "Securities") equal to 2,500,000 shares of Common Stock, at $2.00 per share, par value $0.00001 per share (the "Shares") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by April 26, 2027 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Shares are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Shares, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "Intermediary"). All committed funds will be held in escrow with Encore Bank (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to forty-eight (48) hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Shares sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Shares at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Shares at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. Name of issuer: **Fureelz Inc.**

ELIGIBILITY

2. **Fureelz Inc.** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has made use of a written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within thirty (30) days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than one hundred-twenty (120) days after the end of the Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.fureelz.com

The Issuer must continue to comply with the ongoing reporting requirements until:

1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934;
2. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act of 1933, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Ashley Quincey	Director, CEO and President Fureelz Inc.	Corporate management and business operations	April 2025 - present
	Director, Growth for Retail & CPG at DEPT Holding B.V.	Revenue growth and client development	May 2024 – November 2024
	Enterprise Account Executive	Business development and client acquisition	July 2022 - December 2023

BIOGRAPHIES



Ashley Quincey, Director, CEO and President:

Ashley Quincey is the Founder, Chief Executive Officer (CEO), and President of Fureelz Inc., a mission-driven short-form video platform built exclusively around pet and animal content. Ms. Quincey founded Fureelz to combine more than twenty years of experience scaling digital platforms and technology businesses with her lifelong commitment to animal welfare.

Ms. Quincey began her career at IBM, where she was responsible for building enterprise relationships in the financial sector. She then joined Forrester Research, where she sold advisory services to senior marketing and technology executives. As digital commerce evolved, Ms. Quincey's career followed, and she became deeply immersed in the eCommerce industry across a range of roles spanning channel partnerships, client services, revenue growth, and customer retention.

Ms. Quincey served as Director of Client Services and Channel Partnerships at Born Group, a boutique eCommerce services firm, where she engaged with global brands including Salvatore Ferragamo and Ann Fontaine. She subsequently held enterprise sales and growth roles at Clavis Insight, Salsify, and Forter, partnering with major global manufacturers and retailers on eCommerce data strategy, digital commerce infrastructure, and fraud prevention. At Clavis Insight, Ms. Quincey was recognized for closing the firm's largest global implementation to date, a multinational deployment with Procter and Gamble spanning twenty-five (25) countries. Most recently prior to founding Fureelz, she served as Director of Growth for Retail and CPG at DEPT Holding B.V., leading growth initiatives for enterprise retail and consumer packaged goods clients.

Ms. Quincey holds a Bachelor of Arts in Political Science from Emory University.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Fureelz, Inc. ("Fureelz", the "Company," "we," "us,", and "our") was founded and incorporated on April 29, 2025 under the laws of the State of Delaware and the Delaware General Corporation Law (the "DGCL") to create a dedicated short-form video feed built exclusively for animal and pet-related content. Animal and pet-related content is one of the most joyful and unifying forces on the internet, yet it lives on and inside platforms that are increasingly polarized, toxic, and built purely around attention extraction. Fureelz was born from the belief that attention is a powerful currency and that it should fuel something meaningful. If millions of people are already watching pet videos every day, why should that attention not translate into measurable support for shelters and rescues? At the same time, animal shelters and rescues struggle constantly for funding and visibility. Fureelz intends to generate revenue and income for the Company, its shareholders and benefactors through multiple sources including various partnerships, advertising, retail sales and subscriptions.

Fureelz Web Platform and Mobile Application

Fureelz operates an active web platform at fureelz.com but the Fureelz experience is through its mobile phone-based application which is enjoyed either through both iOS and Android and was adopted by users in thirty-two (32) countries in its first weeks utilizing zero (0) paid advertising. Fureelz app users average twenty-one (21) minutes and forty-five (45) seconds per session and they are known to return multiple times a day. Users have called it "joyful," "refreshing," and "exactly what social media should be."

The Fureelz platform is built, the community is growing and the Fureelz Giving□ engine is live. The Fureelz application is currently:

- **Live on iOS & Android** and available globally
- **62 active countries** were reached organically
- **5-star ratings** achieved across all App Store and Google Play reviews
- **21m 45s** is the average session engagement time
- **4.7 sessions per active user** shows users return multiple times per day

Target Markets and Trends

Fureelz is targeting the "Pet Economy," the "Creator Economy," and the "Social Media Economy." The Company sees this isn't just one trend separately but rather three massive market forces arriving at the same moment and Fureelz plans to sit at the center of all three. The markets and trends Fureelz plans on engaging include:

- $152 billion global pet and animal care industry in 2024[1], projected to grow to approximately $325B by 2034[2] (APPA, 2025[1]; ZMR, 2025[2])

- $250 billion+ creator economy[3], with pet content ranked a top-3 monetization niche (Goldman Sachs, 2023[2])
- 5 billion+ global social media users actively looking for positive, purpose-driven content (DataReportal, 2024[4])
- 46% of Gen Z say social media harms their mental health and 64% report experiencing hate-based content (U.S. Surgeon General Advisory, 2023[5])
- 579 billion views on #dogsoftiktok hashtag alone, the demand for animal content is not a niche (TikTok, April 2026[6])

People are already watching billions of hours of animal content every day. Fureelz gives that attention a home and a purpose.

Sources:

(1) https://americanpetproducts.org/news/the-american-pet-products-association-appa-releases-2025-state-of-the-industry-report
(2) https://www.zionmarketresearch.com/report/pet-care-market
(3) https://www.goldmansachs.com/insights/pages/from-youtube-to-tiktok-the-future-of-the-creator-economy.html
(4) https://datareportal.com/reports/digital-2024-global-overview-report
(5) https://www.hhs.gov/surgeongeneral/reports-and-publications/youth-mental-health/social-media/index.html
(6) https://ads.tiktok.com/business/creativecenter/hashtag/dogsoftiktok/pc/en?countryCode=US&period=1095

Fureelz Social Purpose and Impact

Fureelz Giving™ is our proprietary impact engine that is a built-in system that lets users donate directly to verified animal welfare organizations from inside the Fureelz app. By not needing a separate app to donate to the user's chosen organization, Fureelz has minimized "checkout friction" and charitable giving is woven into as many interactions as possible on the Fureelz platform.

Fureelz maximizes the user's charitable contribution by ensuring one hundred percent (100%) of the donations processed through Fureelz Giving™ goes directly to the receiving charity. This percentage is not a marketing claim; it is written into our partnership agreements with the recipient charities.

Fureelz Giving™ is live and operational. In December 2025, Fureelz made direct charitable donations on behalf of the first and second place winners of the Fureelz Holiday Chaos Contest to their designated animal shelters. Best Friends Animal Society is currently the only active charity on the Fureelz Giving™ platform. PetSmart Charities is expected to go live on the platform during March 2026.

The Fureelz Audience and Connections

Fureelz does not need to displace TikTok or Instagram to build a highly valuable business. It needs to become the definitive destination for the hundreds of millions of pet owners and animal lovers who are already consuming this content on platforms that were never designed specifically for them. Fureelz has signed individual Memorandum of Understanding (MOUs) with two (2) of the most recognizable names in animal welfare:

- PetSmart Charities — the largest funder of animal welfare organizations in North America, with reach across tens of millions of pet owners through email, social, and in-store channels.
- Best Friends Animal Society — one of the largest animal rescue organizations in the United States, with over 2 million members who are the audience Fureelz is built for.

These are not logo partnerships but actual co-marketing commitments giving Fureelz exposure and access to pre-qualified, mission-aligned audiences at a fraction of traditional acquisition costs for user platforms. Additional marketing partners include Jetty Dog, who was our first live commerce partner, and we are in preliminary discussions to become a marketing partner with Fable Pets.

Business Model and Revenue Streams

Fureelz is not dependent on a single revenue line and we have six (6) identifiable revenue sources. The Company has designed a layered monetization model that activates in stages as the Fureelz user base increases:

1) **Creator Tools** - A 5% platform fee on creator earnings from brand collaborations, Pack sponsorships, and merchandise.
2) **Live Commerce** - In-app shopping, Jetty Dog, our first active commerce partner. Infrastructure is built and live.
3) **In-App Purchases — Purrkz™** - Our proprietary rewards currency where users purchase Purrkz™ packages from $0.99 to $14.99 for virtual goods, stickers, and platform features.
4) **Brand Partnerships & Sponsorships** - Sponsored content, branded challenges, and community campaigns with pet industry brands where our high-intent, mission-aligned audience commands premium rates.
5) **In-App Advertising** – Cost per Mille (CPM)-based advertising to a verified pet owner audience with a $10 CPM benchmark for the pet niche. This advertising rate is anticipated to activate in H2 2027 once the Fureelz user base reaches a critical scale.
6) **Fureelz Giving Platform Fee** - A 3% platform processing fee on donations, activating once MOU terms permit. 100% of donations currently pass through directly to charities.

The Fureelz Investment Opportunity

Fureelz has purposefully engaged in a Regulation Crowdfunding offering which allows anyone to invest, not just high-net worth accredited investors. Whether you are an animal lover who wants to put in one hundred fifty U.S. dollars ($150) or a larger investor looking to commit significantly more, there is a place for you in this Fureelz capital raise. You can become a part of our mission at the following investor levels:

- **Animal Lover** $150 — Entry-level ownership in a platform built around your passion.
- **Fureelz Fan** $500 — For those believing the future of social media must mean something.
- **Pack Leader** $1,000 — Lead the movement. Shape a platform that puts animals first.
- **Founding Fur-funder** $2,500+ — Founding investor status in a platform built to last.

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RISK FACTORS

An investment in our Common Stock involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.

We have a limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment or operating objectives.

We can expect possible fluctuations in Company operating results.

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including effectiveness of marketing programs and platform-user acquisition efforts, purchasing patterns of our platform users, duration of our platform development and partner product cycles, duration of platform development installation and start-up efforts, competitive product pricing, anticipated partner payment policies, debt service and principal reduction payments, and general economic conditions. Consequently, the Company's revenues may vary by quarter, and the Company's operating results and financial performance may experience fluctuations.

There may exist unanticipated obstacles which require changes to the execution of the Company's business plan.

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements in addition to the operational difficulties of developing, producing, distributing and supporting our social-media platform as well as managing our relationships with our anticipated partners. Management believes that the Company's chosen activities and strategies are achievable in light of current economic conditions with the skills, background, and knowledge of the Company's Management, advisors and contractors. Management reserves the right to make significant modifications to the Company's stated strategies depending upon future events.

There are material risks associated with expansion of our business.

The Company plans on developing and expanding its core business through the deployment of capital invested through this Offering. Any expansion of operations the Company may undertake will entail risks and such actions may involve specific operational activities which may negatively impact the profitability of the Company. Consequently, Investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

We have limited experience in developing and distributing a social-media platform, websites, phone applications and managing revenue-generating partnerships which makes our future performance difficult to predict.

We have limited experience developing a social-media platform which includes a website and phone applications, establishing distribution and a support system of our platform, maintaining the technology required to operate our platform and manage the relationships of our anticipated partners who will sell their products and services. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment or operating objectives.

Social-media platforms and phone applications require compliance with multiple regulatory agencies, laws and codes.

Social-media platforms and phone applications similar to what the Company anticipates utilizing in the execution of its business plan are subject to a wide range of federal, state, and local laws, regulations and codes which are consistently evolving. The violation of these or any future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company. Existing properties may not possess the meet the specifications required for the Company's purposes or comply with existing regulations, laws or codes without significant modification and improvement by Company. Similarly, changes in existing regulations, laws or codes could require Company to make material capital investments in existing Company facilities. Compliance costs associated with the operation of Company facilities could result in material adverse effect on the Company's business, operating results and financial condition.

The Company requires a supply chain for essential products and services.

The Company must depend on its supply chain of suppliers and skilled technicians to timely provide various specialized equipment and services required in the developing, maintaining and operating the Company's social-media platform. Examples of suppliers include, but not limited to, internet hosting and connectivity equipment and skilled persons to code and maintain the various programs that constitute the Company's social-media platform. Disruptions further up the supply chain from the Company can cause unanticipated delays in the Company's receipt or the Company supplier's receipt of critical product components for supporting the Company's operations and this type of supply-chain delay is beyond the Company's control. A supplier's inability to provide internet services or critical platform updates, for any reason, could cause an extended stoppage at the Company and would result in both lost revenue and potential profits. The Company may be unable to replace a service provider, if required, in a timely fashion to prevent the loss of revenue, income, corporate partners or users. Even in the event insurance policies cover the event causing a limited or extended interruption in Company operations, the expense of any applicable deductible and actual loss of business may not be fully covered by insurance, the Company may be required to reflect any such loss(es) in its income. Supply chain-related delays or disruptions causing inefficiencies or interruptions in Company operations could result in material adverse effect on the Company's business, operating results and financial condition.

Uninsured losses relating to real or business property and interruption of operations may adversely affect Company performance.

The Company will attempt to assure that all of Company's real property, if any, and business property are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. The Company may attempt to acquire business interruption insurance, if available to the Company, at a commercially reasonable and acceptable rate to the Company. However, to the extent of any such deductible or in the event that any Company's property or assets incurs a casualty loss which is not fully covered by insurance, the value of Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to Company. Further, Company may not have a sufficient external source of funding to repair or reconstruct a damaged or total loss of a property or replacement of plant assets and equipment and there can be no assurance that any such source of funding will be available to Company for such purposes in the future. Uninsured losses to one or more Company properties or the loss of income due to disruption in operations could result in material adverse effect on the Company's business, operating results and financial condition.

Real property leased or acquired by Company may have liabilities or other encumbrances.

Company intends to perform appropriate due diligence for real property it leases or acquires. Company also will seek to obtain appropriate representations and indemnities from landlords or sellers in respect of such properties or other investments. Company may, nevertheless, lease or acquire real property that is subject to uninsured liabilities or that otherwise have encumbrances affecting their use or value. In some instances, Company may have only limited or perhaps even no recourse for any such liabilities or other problems or issues or, if Company has received indemnification from a landlord or seller, the resources of such landlord or seller may not be adequate to fulfill its indemnity obligation. As a result, Company could be required to resolve or cure any such liability or other encumbrances, and such expenses could have an adverse effect on Company's cash flow available to meet other expenses or to make other investments for the Company, which in turn could result in a material adverse effect on the Company's business, operating results and financial condition.

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Company ownership or leasing or real property comes with expenses and costs not effected by reductions in revenue.

Certain significant expenditures that Company, as a property owner, may be responsible for, such as loan payments, real estate taxes, insurance, utilities and maintenance costs generally are not reduced as a result of or proportional to a decrease in Company revenues for whatever reason. Similarly, expenditures that Company, as a lessee of real property, may be responsible for, such as lease/rent payments, common area expenses, insurance, utilities and maintenance costs generally are not reduced as a result of or proportional to a decrease in Company revenues for whatever reason. Fixed expenses associated with owning or leasing real property in the event of decreases in Company revenue could result in material adverse effect on the Company's business, operating results and financial condition.

In the event a Company's product or service contains defects the potential effects of those defects could materially impact the business.

If a Company product or service contains a defect, whether caused by Company or an affiliated party such as an internet service or data center provider or other corporate partner, the effects to the Company derived from the defect could range from immaterial to severe in either economic cost or damage to Company reputation. Company will rely on various manufacturers and suppliers providing quality components and systems to those service providers hosting and allowing user interaction with the Company's smart-phone application and platform. Company will seek to obtain appropriate representations, indemnities and warranties from manufacturers and suppliers of components and sub-assemblies, if possible, and the internet service providers hosting and maintaining the Company's smart-phone application and platform. Even in the event the Company has received indemnification, the resources of such manufacturer, supplier or internet hosting may not be adequate to fulfill its indemnity obligation to Company thereby exposing the Company solely to the liabilities associated with the defective product or service distributed by Company. Similarly, a product or service sold by a corporate partner associated with the Company through reference on the Company's platform may contain a defect. Product-defect or product-liability insurance may not be available to the Company or may not be available on terms commercially reasonable to Company. Product-liability disputes between Company and customer, Company and supplier, or Company and third-party retailer or service provider may result in litigation between the parties. Similarly, issuing a recall for defective products released into the marketplace can be both expensive and resource-consuming for the Company even if sold by a Company partner. Product recalls can help prevent litigation by adversely affected consumers, which can also be costly to defend and can negatively affect a Company's brand and reputation. In extreme examples, catastrophic losses can mount quickly, especially when litigation leads to substantial jury awards in product liability or personal injury cases, and potentially exceed Company's insurance coverage limits and resources. Product defects and their resultant liabilities may cause material adverse effect on the Company's business, operating results or financial condition.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company and the Company's supplier of internet connectivity or platform hosting equipment and services or any corporate partner the Company shares data with may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our or a Company supplier's network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our or a Company supplier's information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business, operating results or financial condition.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could adversely affect the Company's business, operating results or financial condition and cause an Investor to lose all or a portion of their investment.

There are material financial risks to the Company if utilizing debt instruments for capital.

When the Company incurs indebtedness, typically a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Many loan agreements will also contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants contained wihtin the agreement. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Common Stock of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

The Company may rely on various intellectual property rights, including additional future patents and future trademarks, in order to operate our business.

The Company relies on certain intellectual property rights (IP) that are originated or owned by the Company or may be owned or licensed from others to operate its business. The Company's owned or licensed intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect the intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us or the intellectual property owner because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property and the intellectual property owner's effort to protect the intellectual property we license will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Likewise, the protective steps taken by the intellectual property owner for intellectual property we license may be inadequate to deter our competitors from using that proprietary information. In order to protect or enforce our or the intellectual property owner's patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The laws and regulations governing the production, administration and content of social-media platforms is dynamic with rapid changes occurring within federal and state legislation as well as federal and state judicial precedence. The Company will be required to stay informed of and potentially react to rapid changes in legislation and judicial orders or opinions. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the Company's business, operating results or financial condition.

Failure to adapt to technological and societal changes may render our technology obsolete or decrease the attractiveness of our social-media platform to existing or potential users.

Although the Company believes our current social-media platform, technology and processes will be suitable for operations well into the foreseeable future, if new industry standards and practices emerge, or if competitors introduce new solutions embodying new market offerings, services or technologies, our social-media platform, technology and processes may become obsolete. Our future success will depend in part on our ability to:

- fully develop and enhance our social-media platform and technology;
- develop and potentially license new solutions and technologies that address the needs of our social-media users and prospective users/customers; and
- respond to changes in industry standards and practices on a cost-effective and timely basis.

The Company must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and platform offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing users/customers and investors, this could significantly decrease the value of our products and services to all users/customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We may experience defects and system failures with respect to our hardware, software, and supplier’s technology solutions, which would harm our business and reputation and expose us to potential liability. Further, the technology solutions underlying our social-media platform, phone-based application and services may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we, or our customers, may experience difficulties in installing or integrating our technologies on platforms (such as iPhones and other smart phones) used by our customers. Defects in our technology solutions, errors or delays in development of our technology and products, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources; and,
- loss of users, customers or corporate partners.

Competitors may develop and deploy superior technology and product offerings. We expect that current competition will intensify.

Barriers to entry in the production of social-media platforms and phone-based applications are relatively minimal, and competitors can offer similar or competing offerings, products and services at a relatively low cost. We must compete for a share of a set base of users and ultimately customers. Several companies offer competitive solutions that compete with our social-media platform and the Company’s proposed partner’s products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, Company competitors may offer platforms, products or services that are superior to, or have greater market acceptance than, the platform, products and services that we offer through our social-media platform. If we are unable to compete successfully against our competitors and/or other products, we may fail.

The Company's success depends on the experience and skill of its management and other key personnel.

In particular, we are dependent on our Directors, Officers, employees, agents and contractors. The loss of the Directors, Officers, employees or any other key Company personnel including agents and contractors could harm the Company's business, operating results, cash flow and financial condition. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the Company's management and any investment, operating and partnership decisions they make on the behalf of the Company.

The Company's success depends on the experience, skill and cooperation of its corporate partners, distributors, contractors and suppliers enabling the social media platform.

The Company will be dependent on our corporate partners, distributors, contractors and suppliers that enable the provision of our smart-phone application and social-media platform. The loss of the corporate partners, distributors, contractors or suppliers that provide key components of the hardware and software systems or services associated with our phone application and social-media platform or services could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust the Company's corporate partners, contractors and suppliers to provide key components and services to the Company to enable the Company to develop, build and operate any existing and future Company products and services.

Damage to the Company's reputation and brand could negatively impact our business, financial condition and results of operations.

The Company's reputation and the quality of our brand, smart-phone application, social media platform and content are critical to our business and success and will be critical to our future success. Any incident that erodes confidence in our brand, smart-phone application, social media platform and content as well as the brand value and products or services offered by our corporate partners could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of various social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on these diverse social media platforms is virtually immediate as is its impact. Information posted thereon may be adverse to the Company's interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction and the harm may be material to the Company's business, operating results and financial condition.

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Terrorist attacks or other acts of violence or war may affect the industry in which the Company operates, the Company's operations and Company's profitability.

Terrorist attacks, acts of violence, public mayhem or war may harm the Company's results of operations and an Investor's investment. There can be no assurance that there will not be more terrorist attacks against the United States or U.S. businesses. These attacks, whether physical or electronic, or armed conflicts may directly or indirectly impact the ability of the Company to continue operating as a going concern or the value of the real or personal property the Company owns or that secure any loans. Losses resulting from these types of events may be uninsurable or not insurable to the full extent of the loss suffered by the Company. Moreover, any of these events could cause consumer confidence, engagement and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. These events could also result in economic uncertainty in the United States or abroad as well as profoundly affect the Company's potential and existing clients, users, suppliers and corporate partners. Adverse economic conditions resulting from terrorist activities or armed conflict could reduce demand for the Company's products and services due to the adverse effect on the general or regional economies, specific industries, geographic regions or companies which would thereby materially impair, or even potentially eliminate, Company business opportunities and the value of any Company's assets. Terrorist attacks, acts of violence, public mayhem or war may cause material adverse effects to the Company's business, operating results and financial condition.

COVID-19 and Future Pandemics

In December 2019, the 2019 novel coronavirus ("Covid19") surfaced in Wuhan, China. The World Health Organization ("WHO") declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, initiated travel restrictions. On May 5, 2023, the WHO declared Covid19 is now an established and ongoing health issue which no longer constitutes a public health emergency. However, the final impacts of the outbreak, and economic consequences, are unknown and still evolving. The Covid19 health crisis adversely affected the U.S. and global economy, resulting in an economic downturn. A similar new pandemic occurrence could impact the Company's business plans. The future impact of the outbreak remains highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact of any pandemic or outbreak, if any, will depend on future developments, including actions taken to contain the coronavirus or other rapidly transmitted viruses or diseases. Any pandemic or disease outbreak may cause material adverse effects to the Company's business, operating results and financial condition.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

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The Company's management possesses broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired subscription and investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Shares will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after twenty-one (21) calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least five (5) business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose either a portion of or their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Shares may not develop.

There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Shares have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Shares. Neither the Offering nor the Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits. The Company is not required to register the Shares under federal or state securities laws.

The Shares will not be freely tradable under the Securities Act until one (1) year from the initial purchase date.

Although the Shares may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney and advisors. You should be aware of the long-term nature of this investment in the Company. There is not now and likely will not ever be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected by the

Company. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Each Investor in this Offering will be required to represent that they are purchasing the Shares for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Shares and the Company arbitrarily set the price.

The Offering Price per Share was not established in a competitive market. The Company has arbitrarily set the price of the Shares with reference to the general status of the securities market and other relevant factors. The Offering price for the Shares should not be considered an indication of the actual value of the Shares and is not based on our net worth or prior earnings. We cannot guarantee that the Shares can be resold at the Offering price or at any other price. Investors purchasing the Shares will have limited rights with respect to the transfer or sale thereof.

A majority of the Company is owned by a small number of security owners.

Prior to this Offering, one (1) person beneficially owns approximately sixty-seven and nine-tenths percent (67.9%) of the outstanding Common Stock of the Company. This existing security holder may be able to exercise significant influence over matters requiring Company shareholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company’s management and policies. This security holder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential additional investors or an acquiring entity are willing to pay for the Company in the event of a recapitalization or other corporate transaction. In addition, this security holder could use its voting influence to maintain the Company’s existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to shareholder approval.

Investors purchasing the Shares in this Offering may be significantly diluted as a consequence of subsequent financings.

The Shares offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Shares will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor’s control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser’s Company Shares.

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The Company arbitrarily determined the price of the Shares and such price which may not reflect the actual market price for the Shares.

The Offering Price of Shares at two U.S. dollars ($2.00) per Share was determined arbitrarily by the Company. The Offering Price is not based on the book value of Company assets, our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Shares. The market price for the Shares, if any, may decline below the price at which the Shares are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to five million U.S. dollars ($5,000,000) through the sale of up to two million five hundred thousand (2,500,000) shares of Common Stock in this Offering. The funding from this Offering will allow for expansion of Company manufacturing abilities, additional product research and development, and Company general business operations including focused marketing initiatives to increase brand awareness.

OWNERSHIP AND CAPITAL STRUCTURE

Principal Holders of Outstanding Securities

The following table identifies the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities.

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Ashley Quincey	Common Stock	3,000,000	67.9	67.9
Total		4,420,832	100	100

Classes of Securities of the Company

The Company has authorized the issuance of ten million (10,000,000) shares of Common Stock. The Company has authorized and issued one (1) class of Common Stock.

The Company has not authorized the issuance of Preferred Shares.

The Company has authorized and issued seven (7) Simple Agreement for Future Equity (SAFEs) that are convertible at the time of a "Equity Financing" into either (i) Standard Preferred Stock or (ii) Safe Preferred Stock.

The Company has issued one (1) Convertible Promissory Note that is convertible into either (i) Note Preferred Stock in the event of a "Qualified Financing" or (ii) Common Stock at maturity on February 25, 2028.

Common Stock
As of the date of this Offering, four million four hundred twenty thousand eight hundred thirty-two (4,420,832) shares of Common Stock were issued and are outstanding in the Company. The Company is offering an amount of one hundred fifty thousand U.S. dollars ($150,000.00) (the "Target Offering Amount") for seventy-five thousand (75,000) shares of Common Stock and up to a maximum amount of five million U.S. dollars ($5,000,000.00) (the "Maximum Offering Amount") for two million five hundred thousand (2,500,000) shares of Common Stock at two U.S. dollars ($2.00) per Share, par value $0.00001 per share (the "Shares") on a best efforts basis through this Offering.

Assuming the Maximum Offering Amount proceeds are raised, there will be a total of six million nine hundred twenty thousand eight hundred thirty-two (6,920,832) shares of Common Stock issued and outstanding in the Company. The Shares sold through this Offering will equate to an approximate thirty-six and one-tenths percent (36.1%) ownership of total issued and outstanding Common Stock in the Company post-closing at the Maximum Offering Amount. The securities being offered and sold through this Offering are Common Stock that have standard voting rights within the Company.

Voting Rights: Except as otherwise provided by the DGCL or the Company's Certificate of Incorporation as amended, each holder of the Company's Common Stock is entitled to one (1) vote per share on all matters subject to vote of the Common Stock Shareholders.

Dividends: Except as otherwise provided by the DGCL or the Company's Certificate of Incorporation, dividends may be declared and paid on the Company's Common Stock at such times and in such amounts as the board of directors, in its discretion, shall determine.

Liquidation Preference: Except as otherwise provided by the DGCL or the Company's Certificate of Incorporation, Company Common Stock shareholders are residual claimants and do not possess any liquidation preference superior or different from any other Company Common Stockholder.

The Company Common Stock proposed to be issued during this Offering will possess equal rights with the issued and outstanding Company Common Stock.

Simple Agreement for Future Equity (SAFE)
The Company has authorized and issued seven (7) SAFEs for total proceeds in the amount of three hundred ninety thousand U.S. dollars ($390,000) and are intended to possess status similar to standard non-participating preferred stock. The SAFEs are convertible at the time of an "Equity Financing" into either (i) Standard Preferred Stock or (ii) Safe Preferred Stock. An Equity Financing event is defined as "a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation." The SAFEs are not

convertible into Company Common Stock but are paid on par with common stock if there is a Liquidity Event which is defined as "a Change of Control, a Direct Listing or an Initial Public Offering."

Conversion Rights: With respect to conversion into preferred stock, each SAFE possesses a "Post-Money Valuation Cap" of eleven million five hundred thousand U.S. dollars ($11,500,000) which is utilized, at the time of an Equity Financing event, to determine the Safe Price (conversion share price) for which the "Purchase Amount" (capital investment made) of the individual SAFE in convertible into Safe Preferred Stock. At the time of an Equity Financing event the SAFE "will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price."

With respect to being paid on par with common stock if there is a Liquidity Event, the SAFEs shall receive "the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")." Based upon the terms of the SAFEs, the Conversion Amount or aggregated total of common stock equivalents following a Liquidity Event would be approximately one hundred thousand sixty-one four hundred sixty-eight (161,468) common stock equivalents.

Voting Rights: The SAFEs do not possess any voting rights. While potentially convertible into either Standard Preferred Stock or Safe Preferred Stock, in general the preferred stock in a corporation typically does not possess the right to vote on any matter unless provided for within the authorization for the issuance of preferred stock. It is not anticipated, as of the date of this Offering, that preferred stock will be authorized for issuance by the Company or that any SAFE-related preferred stock authorized (Standard Preferred Stock or Safe Preferred Stock) will include the right to vote on any corporate matters.

Dividends: The SAFEs do not possess any rights to dividends. While potentially convertible into either Standard Preferred Stock or Safe Preferred Stock, in general preferred stock in a corporation typically does possess the right to receive dividends and distributions that may or may not be specified within the Company's authorization to issue preferred stock or any particular class preferred stock. Dividends and distributions to any class of preferred stock may be declared and paid at such times and in such amounts as the board of directors, in its discretion, shall determine. It is not anticipated, as of the date of this Offering, that preferred stock will be authorized for issuance by the Company or that any SAFE-related preferred stock authorized (Standard Preferred Stock or Safe Preferred Stock) will include the right to receive dividends or distributions.

Liquidation Preference: In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock with SAFE preference being:

1) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes;
2) On par with payments for other Safes and/or Preferred Stock with proceeds will being distributed pro rata to the SAFE Investor and such other Safes and/or Preferred Stock; and,
3) Senior to payments for Common Stock.

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Convertible Promissory Note
The Company has authorized and issued one (1) Convertible Promissory Note for total proceeds in the amount of forty thousand U.S. dollars ($40,000) with the material terms thereof summarized in the "Indebtedness" section below. and is automatically convertible into (i) Note Preferred Stock at the time of a "Qualified Financing" event or (ii) Common Stock at the Maturity Date based upon the value of any outstanding principal or interest.

An Qualified Financing event is defined as "transaction or series of related transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate gross proceeds of at least $9,500,000.00 (excluding all proceeds from the incurrence of all indebtedness and SAFEs (if applicable) that are converted into such Preferred Stock (including the Notes), or otherwise cancelled in consideration for the issuance of such Preferred Stock) with the principal purpose of raising capital."

Conversion Rights: With respect to conversion into preferred stock, specifically the Note Preferred Stock, the Convertible Promissory Note possesses a "Valuation Cap" of nine million five hundred thousand U.S. dollars ($9,500,000) which is utilized to determine the "Conversion Price" (conversion share price). At the time of a Qualified Financing event the value of the outstanding principal and accrued interest of the Convertible Promissory Note will automatically convert into Note Preferred Stock at a Conversion Price equal to "the lesser of (x) 20.0% of the lowest price per share paid in cash by the other investors for Standard Preferred Stock sold in the Qualified Financing and (y) the price per share determined by dividing (A) the Valuation Cap by (B) the Fully Diluted Capitalization as of immediately prior to the Qualified Financing."

With respect to conversion into Common Stock, the value of the outstanding principal and accrued interest of the Convertible Promissory Note will automatically convert into Common Stock at the "Maturity Conversion Price." The Maturity Conversion Price is defined as "the price obtained by dividing (i) the Valuation Cap by (ii) the Fully Diluted Capitalization outstanding as of the date of conversion, immediately prior to conversion." In the event the Convertible Promissory Note converts in its entirety into Company Common Stock shares, the Convertible Promissory Note will convert into a maximum of twenty-two thousand eight hundred ninety-eight (22,898) Common Stock shares.

Voting Rights: The Convertible Promissory Note does not possess any voting rights. While potentially convertible into Note Preferred Stock, in general the preferred stock in a corporation typically does not possess the right to vote on any matter unless provided for within the authorization for the issuance of preferred stock. It is not anticipated, as of the date of this Offering, that preferred stock will be authorized for issuance by the Company or that any Convertible Promissory Note-related preferred stock authorized (Note Preferred Stock) will include the right to vote on any corporate matters. In the event the Convertible Promissory Note converts, either in whole or in part, into Common Stock immediately after the Maturity Date, the Common Stock, except as otherwise provided by the DGCL or the Company's Certificate of Incorporation as amended, each holder of the Company's Common Stock is entitled to one (1) vote per share on all matters subject to vote of the Common Stock Shareholders.

Dividends: The Convertible Promissory Note does not possess any rights to dividends. While potentially convertible into Net Preferred Stock, in general preferred stock in a corporation typically does possess the right to receive dividends and distributions that may or may not be specified within the Company's authorization to issue preferred stock or any particular class preferred stock. Dividends and distributions to any class of preferred stock may be declared and paid at such times and in such amounts as the board of directors, in its discretion, shall determine. It is not anticipated, as of the date of this Offering, that preferred stock will be authorized for issuance by the Company or that any Convertible Promissory Note-related preferred stock authorized (Net Preferred Stock) will include the right to receive dividends or distributions.

In the event the Convertible Promissory Note converts, either in whole or in part, into Common Stock immediately after the Maturity Date, except as otherwise provided by the DGCL or the Company's Certificate of Incorporation, dividends may be declared and paid on the Company's Common Stock at such times and in such amounts as the board of directors, in its discretion, shall determine

Liquidation Preference: The Convertible Promissory Note possesses preference and rights senior to the existing SAFEs and Company's Common Stock with respect to claims on the assets of the Company. Upon an "Event of Default" which includes liquidation or dissolving the Company or either a bankruptcy or insolvency proceedings, voluntary or involuntary, the Convertible Promissory Note "shall automatically become immediately due and payable."

In the event the Convertible Promissory Note converts, either in whole or in part, into Common Stock immediately after the Maturity Date, except as otherwise provided by the DGCL or the Company's Certificate of Incorporation, Company Common Stock shareholders are residual claimants and do not possess any liquidation preference superior or different from any other Company Common Stockholder

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
The Company currently has (i) one (1) Convertible Promissory Note, and (ii) seven (7) SAFEs outstanding that could materially limit, dilute or qualify the rights of the Common Stock issued through this Offering. The Convertible Promissory Note and SAFEs are potentially convertible into various classes of preferred stock, specifically Note Preferred Stock, Standard Preferred Stock or possibly Safe Preferred Stock. The Company has not authorized the issuance of preferred stock and the rights associated with those three (3) potential classes of preferred stock are not defined or specified; therefore, the Company is unable to identify how the rights of the Company's Common Stock may differ from the referenced potential classes of preferred stock. With respect to dilution due to the issuance of Common Stock from conversion of the Convertible Promissory Note, the amount of Common Stock potentially issuable is speculative and currently unquantifiable due to the unknown value of the Company's "Fully Diluted Capitalization outstanding as of the date of conversion."

It is likely that the Company will attempt additional offerings in the future and whose shares may cause dilution to the then existing Company shareholders. It is unknown if any future offerings will include securities that have material differences or qualify the rights of then existing Company shareholders.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
The differences between the rights and preferences of the Company's outstanding securities have been addressed in the Classes of Securities of the Company sections above.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?
The existing principal security holder possesses individual Common Stock share voting rights equal to the Common Stock shares being issued through this Offering. In the event of raising the Maximum Offering Amount, the existing principal shareholder would retain their respective position as majority

Common Stock shareholder. As the majority shareholder of the Company's Common Stock shares, the existing principal Common Stock shareholder possesses the right to make decisions over the minority holders during Company decisions requiring action and vote of the Common Stock shareholders.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The Offering price per share and terms for the Securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Other Material Terms

The Company will not establish a sinking-fund nor does the Company have the right or obligation to repurchase the Securities. The Securities do not have a stated return, liquidation preference or any right of redemption.

Additional Issuance

Any additional issuance after the Regulation CF funding through this Offering is complete will dilute all the common and preferred shares then outstanding. The Securities do not have a preemptive right to participate in any future offerings.

Related Person Transactions

The Company has entered into one (1) transaction with a related person. The Company, in it's initial capital raising effort for necessary liquid funding, entered into a thirty (30) year loan in the amount of one hundred forty thousand U.S. dollars ($140,000) via a Promissory Note and Loan Agreement with the Company's founder, Director, CEO and majority shareholder, Ashley Quincey. This transaction is reflected in the Company's Balance Sheet as a "Long-term loans from shareholders" and specifically referenced within Note D – Related Party Transactions of the Notes to Financial Statements. This transaction is also further discussed in the "Indebtedness" section below.

The proposed transaction, Promissory Note and terms contained therein were considered and approved by the unanimous written consent of the three (3) disinterested members of the Board of Directors at the time of the transaction. The interested party, Ashley Quincey, was identified as recused from all deliberations and approval of the terms of the loan and did not vote thereon. The resolutions and action of the Board of Directors was memorialized in a Unanimous Written Consent of the Board of Directors dated September 15, 2025.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

A potential conflict of interest exists between (i) the Company's Director, CEO and majority shareholder and (ii) other Company security holders with respect to the existing "Long-term loans from shareholders" used to initially capitalize the Company. The conflict relates to the personal interest of the Company's Director, CEO and majority shareholder in the repayment of the outstanding long-term loan and the Company's efficient use of income or cash flows. The terms of the Promissory Note for the long-term loan do not require payment of any accrued interest or the principal due thereunder until August 31, 2055 and prepayment of any loan principal or interest due is at the discretion of the Company. This conflict of interest is mitigated by the terms of the Promissory Note being reviewed and approved by all disinterested Directors of the Company at the time of transaction as well as the terms therein specifying that no amounts are due thereunder until August 2055 and prepayment is at the discretion of the Company. The conflict of interest is further mitigated by the fiduciary duties imposed upon the Company's Director(s) and Officers to the Company and its shareholders through the DCGL and case law. See also "Indebtedness" section below.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Common Stock to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company does not possess any short-term debt in the form of a note with a maturity date within calendar year 2026. Short-term indebtedness as of December 31, 2025 consists solely of total current liabilities in the amount of forty-one thousand nine hundred eleven U.S. dollars ($41,911) which includes (i) accounts payable of thirty-six thousand six hundred sixty-four U.S. dollars ($36,679) and (ii) five thousand two hundred thirty-two U.S. dollars ($5,232) on revolving credit accounts.

The Company possesses total long-term debt ("Noncurrent Liabilities") as of December 31, 2025 in the amount of five hundred thirty thousand U.S. dollars ($530,000) which includes (i) a long-term loan in the amount of one hundred forty thousand U.S. dollars ($140,000) from a related party (see also "Related Party Transactions" above), and (ii) SAFEs in the total amount of three hundred ninety thousand U.S. dollars ($390,000) (see also "Classes of Securities of the Company" above). The Company has chosen to account for the issued SAFEs as a long-term liability (noncurrent liability) even though the SAFEs neither possess a maturity date nor an interest rate (see further Note E – SAFE Liabilities within Notes to Financial Statements).

The long-term loan to shareholders is a Promissory Note and Loan Agreement between the Company and Ashley Quincey for a principal amount of one hundred forty thousand U.S. dollars ($140,000) with an interest rate of ten and thirty-five hundredths percent (10.35%) per annum, matching the terms of a home-equity borrowing vehicle, and possessing a Maturity Date of August 31, 2055. The Promissory Note and Loan Agreement explicitly states that the liability thereunder is a general obligation of the Company, is unsecured and ranks pari passu with the Company's other unsecured indebtedness. The principal and all accrued interest then outstanding is due on the maturity date and any prepayment of either principal or accrued interest is at the discretion of the Company.

The Company issued a Convertible Promissory Note on February 24, 2026 in the amount of forty thousand U.S. dollars ($40,000) to an unrelated third-party which carries an interest rate of six percent (6%) per annum and possesses a Maturity Date of February 25, 2028. Additional material terms contained within the Convertible Promissory Note include: accruing interest; no prepayment or assignment without consent of the note holder; automatic conversion into Note Preferred Stock in the event of a "Qualified Financing"; automatic conversion into Company Common Stock at the "Maturity Conversion Price" of any outstanding principal or accrued interest at the Maturity Date; and no transfer allowed by the noteholder. The Maturity Conversion Price is defined therein as "the price obtained by dividing (i) the Valuation Cap ($9,500,000) by (ii) the Fully Diluted Capitalization outstanding as of the date of conversion, immediately prior to conversion."

PRIOR EXEMPT OFFERINGS

The following table summarizes the exempt offerings that the Company has conducted within the past three (3) years and includes the date of the offering, the offering exemption relied upon, the type of securities offered, the amount of securities sold and the use of proceeds therefrom.

Date of Offering	Exemption	Type of Securities	Amount Sold	Use of Proceeds
July 10, 2025	Sec. 4(a)(2)	SAFE*	$ 390,000	Working Capital
February 24, 2026	Sec. 4(a)(2)	Convertible Promissory Note	$ 40,000	Offering Expenses

*: Simple Agreement for Future Equity

Does the Company have operating history: ☒ Yes ☐ No

EQUITY PRE- and POST-OFFERING

The following table summarizes the Common Stock that the Company has issued and outstanding and the Common Stock that could be issued in the future, the "fully diluted basis" determined from the extrapolation of existing non-cash compensation agreements and a Common Stock reserve.

	Class of Shares	Number of Shares Prior to Offering	Percentage (%) of Shares Outstanding/Issuable Prior to Offering	Percentage (%) of Shares Outstanding/Issuable After Max Offering
Issued/Outstanding	Common	4,420,832	100/81.5	63.9/55.8
Issuable				
Unvested RSAs [1]	Common	317,500	0/5.9	0/4.0
Convertible Promissory Note	Common	22,898	0/0.4	0/0.3
Common Stock Reserve [2]	Common	661,668	0/12.2	0/8.3
Issuable Pre-Offering :	Common	5,422,898		
This Offering	Common	2,500,000	0/0	36.1/31.6
Issued/Outstanding Post-Offering :	Common	6,920,832		
Issuable Post-Offering :	Common	7,922,898		
SAFEs [3]	Standard Preferred	161,468	0/0	0/0

1: Unvested Restricted Stock Agreements (RSAs) include various contractual agreements with non-employee personnel and vendors which provide for non-cash compensation in the form of Common Stock vesting to the individual or entity over a period between twelve (12) to forty-eight (48) months.
2: Stock Option Reserve constitutes number of shares held in reserve for future issuance at discretion of Company for any corporate purpose including, but not limited to, non-cash compensation related to services or incentives.
3: SAFEs are not convertible into common stock but are entitled to participate on par with common stock in a Liquidity Event as defined in the SAFE (see also "Classes of Securities of the Company" above).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Fureelz Inc. is an early-stage Delaware corporation operating a digital social platform focused exclusively on pets, animals, and their human communities. The Company incorporated April 29, 2025 and launched its Fureelz.com website publicly in October 2025 and is currently in the early commercialization phase. As a growth stage technology company, Fureelz is focused on user acquisition, product development, and strategic partnerships rather than short term profitability.

Since launch, the Company has concentrated its efforts on platform development, content moderation infrastructure, community onboarding, and early brand and charity partnerships. The Company's operating results to date reflect this early-stage investment period.

Historical Results of Operations

For the fiscal year ended December 31, 2025, the Company has generated revenue of zero U.S. dollars ($0) which is typical of an early-stage technology company focused upon brand and product development, market identification and entry.

Operating expenses during this period primarily consisted of:

- Software development and platform infrastructure
- Contractor compensation
- Legal and professional fees
- Marketing and community development
- General and administrative expenses

The Company incurred a net loss of three hundred twenty-six thousand one hundred twenty U.S. dollars ($326,120) for the period ending December 31, 2025. Management believes these losses are consistent with an early-stage technology company investing in product development and market entry. The Company does not expect historical operating results to be indicative of future performance, as the business is still in the early stages of scaling its user base and monetization strategy.

Liquidity and Capital Resources

Since inception, the Company has financed operations primarily through founder capital and approximately three hundred ninety thousand U.S. dollars ($390,000) in SAFE investments. In addition, the Company has issued a forty thousand U.S. dollar ($40,000) convertible promissory note in February of 2026.

As of December 31, 2025, the Company had cash and cash equivalents of forty-one thousand eight hundred one U.S. dollars ($41,801).

The Company is not currently cash flow positive and expects to continue incurring operating losses as it scales up its business from a primarily video-sharing website into an anticipated multi-revenue stream operation and interconnected community consisting of a content-sharing members, retail outlets, service providers and advertising sponsors.

Based on current operating conditions and assumptions, management estimates that existing capital provides runway through approximately June/July 2026. Without additional capital, the Company would need to reduce operating expenses.

Regulation Crowdfunding Offering and Impact on Liquidity

The Company is conducting this Regulation Crowdfunding offering to raise up to five million U.S. dollars ($5,000,000) through the sale of up to two million five hundred thousand (2,500,000) shares of Common Stock.

If the Target Offering Amount of one hundred fifty thousand U.S. dollars ($150,000.00) is raised through the sale of seventy-five thousand (75,000) shares of Common Stock, management intends to allocate proceeds toward:

- Continued platform development
- Product feature enhancements
- User acquisition and marketing
- Strategic hiring
- General working capital

In the event the Target Offering Amount is raised, based upon current operating conditions and assumptions, management estimates that this amount of raised capital provides the Company with an operating runway through approximately September/October 2026. Without further funding, the Company would need to reduce operating expenses and seek additional capital in the future to achieve profitability and scale operations.

If the Maximum Offering Amount is raised, the Company expects to extend the Company's operating runway and accelerate growth initiatives. Based upon current operating conditions and assumptions, management estimates that this Maximum Offering Amount of raised capital provides the Company with an operating runway through approximately Q1/Q2 of 2029.

Management's estimates of periods of operations either before or following completion of this Offering, at Target or Maximum Offering Amounts, makes assumptions based upon existing operating conditions and further assumes continued execution against the Company's growth plan and disciplined cost management.

Even if the Maximum Offering Amount is raised, the Company may require additional capital in the future to achieve profitability and scale its operations.

Capital Requirements and Future Funding

The Company expects that additional financing may be required within the next three (3) years depending on the Company's growth trajectory and expense levels.

Potential future sources of capital include:

- Additional equity financings
- Convertible instruments
- Strategic partnerships

There can be no assurance that additional capital will be available on favorable terms or at all.

Known Trends and Uncertainties

The Company operates in a competitive social media and digital platform environment. Key trends and uncertainties include:

- User acquisition costs and retention rates
- Platform scalability and infrastructure costs
- Monetization timing and adoption
- Competition from established social platforms
- Dependence on raising external capital

The Company is in the early stages of commercialization; therefore, future operating results are inherently uncertain.

Early-Stage Company Considerations

Fureelz is an early-stage company with limited operating history. Investors should not rely on historical financial information as an indication of future performance. The Company's ability to execute its growth strategy depends on successful user adoption, capital availability, and effective management of operating expenses.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Total Proceeds		**$ 150,000**		**$ 5,000,000**
Intermediary Fees*	3.0%	$ 4,500	3.0%	$ 150,000
Net Proceeds		**$ 145,500**		**$ 4,850,000**
Marketing & User Acquisition	35.0%	$ 50,925	30.0%	$ 1,455,000
Product & Engineering	35.0%	$ 50,925	30.0%	$ 1,455,000
Staffing & Payroll	15.0%	$ 21,825	25.0%	$ 1,212,500
Legal & Compliance	7.5%	$ 10,910	5.0%	$ 242,500
Security & Infrastructure	2.5%	$ 3,640	2.5%	$ 121,250
Working Capital Reserve	5.0%	$ 7,275	7.5%	$ 363,750
Total Use of Net Proceeds		**$ 145,500**		**$ 4,850,000**

*Intermediary (Andes Capital Group, LLC) shall receive a three percent (3%) commission of the gross Proceeds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company did make use of a written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within thirty (30) days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. The written communication utilized in the Company's testing the waters activity is included as Exhibit E.

The Company will complete the securities subscription transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction. Investors may cancel an investment by contacting the Company or the Intermediary and providing timely notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until forty-eight (48) hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "pro forma," "forecast," "expect," "project," "plan," "future," "prospective," "intend," "believe," "may," "should," "will," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Investors should not place undue reliance on these forward-looking statements, which may apply only as of the date of this Form C, the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A
FINANCIAL STATEMENTS

Financial Statements and Independent Auditor's Report

Fureelz Inc.

December 31, 2025

Fureelz Inc.

Table of Contents

Independent Auditor's Report

To the Board of Directors and Stockholders' of **Fureelz Inc.**

Opinion

We have audited the accompanying financial statements of **Fureelz Inc.** (the "Company"), which comprise the balance sheet as of December 31, 2025, and the and the related statements of operations, changes in shareholders' deficit, and cash flow for the period from April 29, 2025 (inception) to December 31, 2025, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the related statements of operations, changes in shareholders' deficit, and cash flow for the period from April 29, 2025 (inception) to December 31, 2025, and the related notes to the financial statements, in accordance with accounting principles generally accepted in the United States of America.s

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company incurred a net losses and has had negative cash flow from operations from April 29, 2025 (inception) to December 31, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

April 20, 2026
Tampa, Florida
Assurance Dimensions, LLC

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Fureelz Inc.
Balance Sheet
As of December 31, 2025

ASSETS		
Current Assets		
Cash	$	41,801
Prepaid stock awards		1,510
Total Current Assets		43,311
Noncurrent Assets		
Capitalized software development costs, net		204,450
TOTAL ASSETS	$	247,761
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$	36,679
Credit cards payable		5,232
Total Current Liabilities		41,911
Noncurrent Liabilities		
Simple Agreement for Future Equity (SAFE)		390,000
Long-term loans from shareholders		140,000
Total Noncurrent Liabilities		530,000
TOTAL LIABILITIES		571,911
Stockholders' Deficit		
Common stock, $0.00001 par value; 10,000,000 shares authorized, 7,900,000 shares issued and outstanding as of December 31, 2025		79
Additional paid-in capital		1,891
Accumulated deficit		(326,120)
TOTAL STOCKHOLDERS' DEFICIT		(324,150)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	247,761

The accompanying notes are an integral part of this financial statements.

Fureelz Inc.
Statement of Operations
For the Period from April 29, 2025 (Inception) to December 31, 2025

REVENUE	
Total revenue	$ -
COST OF REVENUE	
Cost of goods sold	370
Total cost of revenue	370
GROSS LOSS	(370)
OPERATING EXPENSES	
Contract labor	101,018
Payroll expenses	94,039
Advertising and marketing	48,973
General business expenses	31,250
Office expenses	29,327
Taxes paid — payroll	11,539
Employee benefits	5,487
Legal and accounting services	636
Business licenses	350
Total operating expenses	322,619
LOSS FROM OPERATIONS	(322,989)
OTHER INCOME (EXPENSES)	
Credit card rewards	1,237
Interest expense	(4,248)
Penalties and settlements	(120)
Total other income (expense)	(3,131)
NET LOSS	$ (326,120)

Fureelz Inc.
Statement of Shareholders' Deficit
For the Period from April 29, 2025 (Inception) to December 31, 2025

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, April 29, 2025 (inception)	-	$ -	$ -	$ -	$ -
Issuance of restrcited common stock to founders	6,000,000	60	10	-	70
Issuance of restrcited common stock to consultants for service	1,900,000	19	1,881	-	1,900
Net loss	-	-		(326,120)	(326,120)
December 31, 2025	7,900,000	$ 79	$ 1,891	$ (326,120)	$ (324,150)

Fureelz Inc.
Statements of Cash Flows
For the Period from April 29, 2025 (Inception) to December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(326,120)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation		390
Changes in operating assets and liabilities:		
Increase in accounts payable		36,679
Increase in credit cards payable		5,232
Net cash used in operating activities		(283,819)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capitalized software development costs		(204,450)
Net cash used in investing activities		(204,450)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock		70
Proceeds from Simple Agreement for Future Equity (SAFE)		390,000
Proceeds from shareholder loans		140,000
Net cash provided by (used in) financing activities		530,070
NET INCREASE IN CASH		41,801
Cash at beginning of year		-
Cash at end of year	$	41,801
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$	-
Cash paid during year for income taxes	$	-
NONCASH INVESTING AND FINANCING ACTIVITIES		
Restricted stock issued for prepaid consulting	$	1,900

Note A – Organization and Description of Business

Fureelz Inc. (the "Company") was incorporated as a corporation under the laws of the State of Delaware on April 29, 2025 (inception).

The Company is engaged in the development and operation of a social media platform designed for pet owners, animal lovers, and pet content creators, which provides short-form video sharing, community engagement, in-app charitable giving, and brand commerce capabilities. The Company conducts its operations primarily within the United States.

Note B – Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash balance with high-quality financial institutions, which may, at times, exceed federally insured limits. The Company does not believe it is exposed to significant credit risk. As of December 31, 2025, the Company had no cash equivalent.

Software Development Costs

In accordance with ASC 350-40, *Internal-Use Software*, the Company capitalizes certain internal-use software development costs associated with creating and enhancing internally developed software related to its platforms. Software development activities generally consist of three stages: (i) the research and planning stage, (ii) the application and development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages, as well as maintenance and other costs that do not meet the criteria for capitalization, are expensed as incurred. Costs incurred during the application and development stage, including significant enhancements and upgrades, are capitalized. These costs include fees for consultants directly associated with and devoting time to software projects, as well as external direct costs of materials used in developing the software.

During the year ended December 31, 2025, the Company incurred approximately $204,000 of capitalized software development costs. These costs will be amortized on a straight-line basis over the estimated useful life of three years upon initial release of the software or related features.

As of December 31, 2025, the Company has not completed the software development and, accordingly, has not recognized any amortization expense during the year. The capitalized software remains in the development stage and is expected to significantly contribute to the Company's operations by streamlining various processes upon completion. The Company has evaluated the recoverability of the capitalized software and determined that no impairment exists as of December 31, 2025, as the asset is expected to provide future economic benefits once placed into service.

Note B – Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, internal use software and other intangible assets held for use, are tested for impairment when events or circumstances indicate that the carrying amount of the asset group that includes those assets is not recoverable. An assets group is the lowest level for which its cash flows are independent of the cash flows of other assets groups. The carrying value of an assets group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the uses and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. The Company did not recognize any impairment loss during the year ended December 31, 2025.

Stock based compensation

Stock-based compensation for stock options to employees and non-employees are based upon the fair value of the award on the date of grant. The compensation cost is recognized over the requisite service period, which is generally the vesting period, and is included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. The expected life represents the term the options granted are expected to be outstanding. The expected volatility was determined using the historical volatility of similar publicly traded companies. The risk-free interest rate is based on the U.S. Treasury rate in effect at the time of grant.

Income Taxes

Income taxes are accounted for under ASC Topic 740, *Income Taxes*, which utilizes the asset and liability method, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled. In evaluating the Company's ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary, to reduce the deferred tax assets to their expected net realizable value.

Tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more-likely-than-not" means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant. Information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company's 2025 tax year remains open for examination. The Company has evaluated its tax positions and determined that there are no uncertain tax positions as of December 31, 2025.

All deferred tax assets incurred during the period from inception to December 31, 2025 have been reserved for having no effect on the balance sheet or profit and loss statement for the period.

Note C – Going Concern

These financial statements are prepared on a going concern basis. The Company has not yet begun operation as of April 20, 2026 and has incurred losses since inception that require capital commitments. These factors raise substantial doubt about the Company's ability to continue as a going concern within the twelve-month period subsequent to the date that these financial statements are issued. The Company intends to fund its operations with funding from its owner as deemed necessary. The accompanying financial statements do not take into account any adjustments that could result from these uncertainties.

Note D – Related Party Transactions

During 2025, the Company entered into a $140,000 30 year loan with a lump sum payment due in August 2055 with an interest rate of 10.35% per annum with an Owner and Chief Executive Officer.

Note E – SAFE Liabilities

During 2025, the Company offered their investors a Simple Agreement for Future Equity ("SAFE") contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round with a valuation of $11,500,000. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any. The key events that will cause conversion of these agreements into future equity include:

> **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.
>
> **Liquidity Event**: If there is a Liquidity Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the safe agreement) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.
>
> **Dissolution Event:** If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE Agreement) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event
>
> **Termination**: This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

As of December 31, 2025, the Company had raised $390,000 through these SAFE contracts. These SAFE contracts are reflected as liabilities in the accompanying consolidated balance sheet.

Note F – Stockholders' Equity

The Company is authorized to issue 10,000,000 shares of common stock at a par value of $0.00001. As of December 31, 2025, the Company has 7,900,000 shares of restricted common stock issued an outstanding.

Details of Vested and Unvested Shares Amount as of December 31, 2025:

	Number of Restricted Stock Award		
	Unvested	Vested and Exercisable	Total
Outstanding as of April 29, 2025	-	-	-
Granted	7,900,000	-	7,900,000
Vested	(389,583)	389,583	-
Outstanding as of December 31, 2025	7,510,417	(389,583)	7,900,000

	Restricted Stock Award Dollar Amount		
	Unvested	Vested and Exercisable	Total
Outstanding as of April 29, 2025	$ -	$ -	$ -
Granted	1,960	-	1,960
Vested	(390)	390	-
Outstanding as of December 31, 2025	$ 1,570	$ 390	$ 1,960

All unvested restricted stock awards are eligible to be repurchased at the original issuance value.

Note G – Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

Note H – Subsequent Events

The Company repurchased approximately 3,500,000 unvested shares from January 1, 2026 to April 20, 2026 for nominal proceeds.

On February 24, 2026, a convertible promissory note was issued for $40,000 at 6% annual interest. The note is due on February 25, 2028, unless converted to equity.

Subsequent events have been evaluated through April 20, 2026 which is the date the financial statements were available to be issued.

EXHIBIT B
SUBSCRIPTION AGREEMENT

FUREELZ, INC.
a Delaware Corporation

2,500,000 Common Stock Shares
REGULATION CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Fureelz, Inc.

61 Willard Street
Portland, Maine, 04106

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Common Stock (the "Shares), of **Fureelz, Inc.**, a Delaware Corporation (the "Company"), at a purchase price of **two U.S. dollars ($2.00)** per Common Stock share (the "Per Share Price"), upon the terms and conditions set forth herein. The rights of the Shares are as set forth in the Certificate of Incorporation and Bylaws of the Company and any description of the Shares that appears in the Offering Materials is qualified in its entirety by such documents.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Shares the Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate number of Shares sold shall not exceed two million five hundred thousand (2,500,000) (the "Oversubscription Offering"). The Company may accept subscriptions until April 26, 2027 (the "Termination Date"). Providing that subscriptions for a total of seventy-five thousand (75,000) Shares are received (the "Target Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of a rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Shares shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Shares in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Shares shall be received by Encore Bank (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Shares owned by undersigned reflected on the books and records of the Company and verified by Kore Transfer USA, (the "Transfer Agent"), which books and records shall bear a notation that the Shares were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Shares. The issuance, sale and delivery of the Shares in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Shares) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The accounting firm, which has either audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Shares as set forth in the Offering Materials.

(h) Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Shares have not been registered under the Securities Act. Subscriber also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Shares. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Shares. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Shares.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Shares pursuant to this Subscription Agreement, it shall not transfer such Shares except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, does not exceed the greater of (A) five percent (5%) of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, does not exceed ten percent (10%) of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f) Common Stock shareholder information. Within five (5) days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Common Stock shareholder (or potential Common Stock shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Shares, it will require the transferee of such Shares to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement in its entirety. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Shares may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF CUMBERLAND COUNTY, MAINE OR THE UNITED STATES DISTRICT COURT IN THE DISTRICT OF MAINE LOCATED WITHIN PORTLAND, MAINE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Fureelz, Inc.
61 Willard Street
Portland, Maine, 04106

If to a Subscriber, to: Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Shares shall be immediately subject to this Subscription Agreement, to the same extent that the Shares, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the Platform of the Company at investinfureelz.com ("Online Acceptance"), confirms such Subscriber's information and his or her investment

through the Platform and confirms such Subscriber’s electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

(i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT C
CERTIFICATE OF INCORPORATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:13 PM 04/29/2025
FILED 05:13 PM 04/29/2025
SR 20251871271 - File Number 10178938

CERTIFICATE OF INCORPORATION

OF

FUREELZ INC.

ARTICLE I

The name of the corporation is Fureelz Inc. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Solely for purposes of this paragraph, "officer" shall have the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law as amended from time to time.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Ashley Quincey
61 Willard Street
South Portland, ME 04106

Executed on April 29, 2025.

E-signed using Clerky (7aee8104266f27366dc41ad1ecfa1abc)

Ashley Quincey

Ashley Quincey, Incorporator

EXHIBIT D
BYLAWS

BYLAWS

OF

FUREELZ INC.

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

BYLAWS

OF

FUREELZ INC.

ARTICLE I

CORPORATE OFFICES

1.1 **<u>Offices</u>**

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 **<u>Place Of Meetings</u>**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at the registered office of the corporation.

2.2 **<u>Annual Meeting</u>**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 **<u>Special Meeting</u>**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 **Notice Of Stockholders' Meetings**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7 **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 **Organization; Conduct Of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11 **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the Delaware General Corporation Law.

2.12 **Record Date For Stockholder Notice; Voting; Giving Consents**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13 **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder’s name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder’s attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

ARTICLE III

DIRECTORS

3.1 **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2 **Number Of Directors**

(a) The total number of directors constituting the entire Board of Directors (the "Number of Authorized Directors") shall be fixed or changed in the manner provided in these bylaws, unless the certificate of incorporation fixes the Number of Authorized Directors, in which case the Number of Authorized Directors shall be changed only by amendment of the certificate of incorporation.

(b) Subject to Section 3.4 of these bylaws, the Number of Authorized Directors may be fixed or changed: (i) by a resolution of the Board of Directors or of the stockholders, or (ii) if applicable, by action of the incorporator(s) (which includes any person(s) acting, in accordance with the Delaware General Corporation Law, on behalf of any incorporator(s) not available to act) before the election of the initial Board of Directors. No reduction of the Number of Authorized Directors shall have the effect of removing any director before such director's term of office expires.

(c) If the Number of Authorized Directors is already fixed (whether by the certificate of incorporation, resolution of the Board of Directors or of the stockholders, action of the incorporators(s) before the election of the initial Board of Directors, or otherwise in accordance with the Delaware General Corporation Law) at the time the adoption of these bylaws is effective (the "Effective Time"), then the Number of Authorized Directors, until changed in accordance with this Section 3.2, is such already fixed Number of Authorized Directors.

(d) If the Number of Authorized Directors is not already fixed at the Effective Time, then: (i) if there are directors in office at the Effective Time, the Number of Authorized Directors, until changed in accordance with this Section 3.2, is the total number of directors in office at the Effective Time, or (ii) if there are no directors in office at the Effective Time, the Number of Authorized Directors, until fixed or changed in accordance with this Section 3.2, is the total number of directors on the Board of Directors as first constituted following the Effective Time (whether such directors are elected by resolution of the stockholders, action of the incorporators(s) before the election of the initial Board of Directors, or otherwise in accordance with the Delaware General Corporation Law).

3.3 **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4 **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy or newly created directorship by (i) voting for their own designee to fill such vacancy or newly created directorship at a meeting of the corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the Delaware General Corporation Law.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the Delaware General Corporation Law as far as applicable.

3.5 **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7 **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 **Quorum**

At all meetings of the Board of Directors, a majority of the total number of directors then in office (but in no case less than 1/3 of the Number of Authorized Directors (as defined in Section 3.2 of these bylaws)) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the Number of Authorized Directors (as defined in Section 3.2 of these bylaws) shall have the effect of removing any director before such director's term of office expires.

3.14 **Chairperson Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV

COMMITTEES

4.1 **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

4.2 **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3 **Meetings And Actions Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 **Officers**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5 **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6 **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7 **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8 **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9 **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10 **Chief Financial Officer**

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11 **Treasurer**

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12 **Representation Of Shares Of Other Corporations**

The chairperson of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.13 **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1 **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5 **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

6.6 **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1 <u>Maintenance And Inspection Of Records</u>

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2 <u>Inspection By Directors</u>

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1 Checks

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 Execution Of Corporate Contracts And Instruments

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3 Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation’s certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4 **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5 **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6 **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7 **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9 **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.10 **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

8.11 **Stockholders Of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.12 **Facsimile Or Electronic Signatures**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

CERTIFICATE OF ADOPTION OF BYLAWS

OF

FUREELZ INC.

ADOPTION BY INCORPORATOR

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of Fureelz Inc., a Delaware corporation, hereby adopts the foregoing Bylaws as the Bylaws of the corporation.

Executed on May 15, 2025.

INCORPORATOR:

E-signed using Clerky (331a84557051a45ab7ebbfa71c263196)

Ashley Quincey

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Fureelz Inc., a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on May 15, 2025, by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation.

Executed on May 15, 2025.

SECRETARY:

E-signed using Clerky (6a80b67fd03b921bc527eb112a38e137)

Anna Cheng

EXHIBIT E
TESTING THE WATERS MATERIALS

FUREELZ

Introduction Highlights Opportunity Business Plan Team EXPRESS INTEREST

WHERE SCROLLING SAVES ANIMALS. INVEST IN SOCIAL MEDIA'S MOST JOYFUL MOVEMENT.

Fureelz™ is a global, next-gen short-form video platform exclusively featuring pets and animals—prioritizing joy, where users connect, creators earn, and pets benefit.

DOWNLOAD THE APP

Download on the App Store

GET IT ON Google Play

(Currently Fureelz is optimized only for mobile devices)



TO



Did we just become best friends?!
Fureelz is an app exclusive to animal content—loyal to joy, happiness, giving, helping, and sharing.
With in-app creating, selling, and donations, join an immersed audience to trail blaze a whole new social horizon. FUREELZ.COM
Reelz
Following

COMPANY INTRODUCTION

Fureelz is the first social media platform built exclusively for pet and animal content, where every scroll, like, and share can drive real-world support for animal shelters and rescues. At a time when social media has become increasingly toxic, divisive, and harmful to mental well-being, Fureelz offers a fundamentally different experience, one built around positivity, connection, and purpose.

Today's platforms are designed to maximize attention, often by amplifying conflict and negativity. Fureelz flips that model. It is engineered so that engagement creates measurable impact, turning everyday content consumption into meaningful support for animals in need.

This is not just a better experience for users. It is a structurally different platform. By aligning users, creators, brands, and nonprofit organizations around a shared mission, Fureelz creates a system where growth and giving scale together. As the platform expands, so does its ability to generate both economic value and real-world impact.

Fureelz is not just another social app. It is a new model for what social media can be, and a platform positioned to capture a large, highly engaged global audience that is actively looking for something better.

INVESTMENT HIGHLIGHTS

We're preparing for a potential Regulation Crowdfunding offering and sharing updates as we go.

6 Reasons To Invest In Fureelz

Fureelz Giving™

Fureelz is the only dedicated social platform where animal lovers can donate directly to verified animal welfare organizations without ever leaving the app. Fureelz Giving™ is live and operational, powered by Stripe, with Best Friends Animal Society, one of the largest animal welfare organizations in the country, already active on the platform. Additional charity partners are in the pipeline. Every dollar donated goes directly to the cause.

Welfare Partnerships

Fureelz has executed Memoranda of Understanding with PetSmart Charities, the largest funder of animal welfare in North America, and Best Friends Animal Society, which has more than two million members. These institutional partnerships provide Fureelz with credibility, co-marketing access, and a direct pathway to tens of millions of mission-aligned users who are already passionate about animals and giving back.

Purrkz™

Fureelz is building Purrkz™, a proprietary in-app rewards currency that will incentivize content creation, community engagement, and charitable giving simultaneously. This closed-loop loyalty economy is designed to create platform stickiness, multiple monetization touch points, and a switching cost that general social platforms cannot replicate. Investors entering now participate in the platform before this feature activates.

Commerce Partnerships

Fureelz is actively building its brand and commerce partner roster, with Jetty Dog on board as its first commerce partner. The platform is purpose-built for pet brands to reach a highly engaged, purchase-ready audience that already spends on their animals. Brands that come in early will help shape how commerce works on the platform, creating a first-mover advantage for partners who move now.

Organic Global Reach

Fureelz reached users across 62 active countries within its first months of launch, entirely through organic discovery, creator sharing, and mission-driven word of mouth. Zero paid advertising. Five-star ratings on both the Apple App Store and Google Play Store. This organic international traction demonstrates real demand for the platform's core proposition before a single dollar of this raise has been deployed toward user acquisition.

User Engagement

Fureelz users average 21 minutes and 45 seconds per session with 4.7 sessions per active user per day, and those numbers are growing week over week. For a platform at this stage with no paid acquisition, these engagement figures reflect genuine product-market fit. Users are not just downloading the app, they are coming back, staying, and returning multiple times a day because the content and community are built for them.

This Is Not an Idea. It Is Live, Growing, and Scaling.

Fureelz is already live on iOS and Android, with real users, real engagement, and real charitable giving happening every day.

In its first phase of launch, the platform reached users in 62 countries entirely through organic growth. Users are not just trying the product, they are coming back multiple times per day, spending an average of over 21 minutes per session.

At the same time, Fureelz Giving™ is already enabling direct donations to animal welfare organizations inside the app, creating a completely new category of social media where engagement drives real world impact.

This potential capital raise is not about building something from scratch. It is about scaling what is already working.

EXPRESS INTEREST




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OPPORTUNITY

The Fureelz Investment Chance

Fureelz is not a concept. It is a live, operating platform already showing early signs of product-market fit.

The app is available today on iOS and Android, with users across 62 countries, five-star ratings, and strong engagement, including an average session time of over 21 minutes, achieved with zero paid marketing to date.

This raise is not funding an idea. It is funding the scale of something that is already working.

Fureelz generates revenue through five clear and proven digital models. As the platform grows, brands pay to reach a highly engaged pet owner audience, creators monetize through tools and partnerships, users make in-app purchases, premium features unlock additional functionality, and the platform earns a small fee on charitable giving once scale is achieved. This diversified model allows revenue to grow alongside user activity, rather than relying on a single source.

The market opportunity is large and expanding. Fureelz sits at the intersection of the $152 billion pet industry, the $250 billion creator economy, and the global social media advertising market. The platform does not need to replace existing social networks to succeed. It only needs to become the primary destination for a highly engaged niche that already exists at a massive scale.

What makes Fureelz compelling is the combination of traction, timing, and structure. Early engagement signals are strong. Strategic partnerships with organizations like PetSmart Charities and Best Friends Animal Society provide access to millions of mission-aligned users. And the platform is designed to grow through a combination of creator-driven content, community sharing, and brand participation.

This is our first capital raise open to public participation, providing access to prospective investors this early in a company's development has historically been reserved for institutional and venture capital. This Regulation Crowdfunding round allows smaller investors to participate at an early stage, at an anticipated lower valuation, before planned meaningful marketing spend and projected growth acceleration begin.

Fureelz is building a platform designed to scale like a social network, monetize like a marketplace, and differentiate through purpose. Investors are not funding development. They are funding growth.

A New Category at the Intersection of Social, Commerce, and Giving

Fureelz sits at the center of three massive and fast-growing markets: the $152 billion[1] U.S. pet industry, projected to reach $644 billion[2] globally by 2034, the $250 billion[3] creator economy where pet content consistently ranks as a top monetization niche, and a social media landscape with over 5 billion[4] users actively looking for something better.

But what makes Fureelz different is not just where it sits. It is how it is built.

Unlike traditional platforms that monetize attention, Fureelz aligns engagement with impact. Every interaction has the potential to support animal welfare organizations, while also creating new monetization opportunities for creators and brands.

With live commerce already active, a proprietary rewards system in development, and signed partnerships with leading animal welfare organizations, including PetSmart Charities and Best Friends Animal Society, Fureelz is building the platform that animal lovers, creators, and brands have been waiting for, and investors who come in now will be part of building it with us.

EXPRESS INTEREST


WHERE ANIMAL VIDEOS
FIND THEIR FOREVER HOME
DOWNLOAD NOW
They say it's my burfday! dananananananana
FUREELZ

BUSINESS PLAN

Strategy For Value Creation

Fureelz's business plan is built around a differentiated, positive-only short-form video ecosystem dedicated exclusively to animal and pet content. At its core is Reelz, a curated feed free from political content, toxicity, and controversy-driven algorithms—positioning the platform as a safe, purpose-driven alternative to mainstream social media. Integrated video editing tools and licensed music libraries powered by Banuba (with plans to transition to Epidemic Sound) empower creators to produce engaging content directly within the app. The platform's most important differentiator, Fureelz Giving, layers a proprietary engagement-to-impact engine on top of this content experience, enabling users to donate directly to verified animal welfare organizations via Stripe integration. Fureelz owns the charitable routing logic, engagement triggers, and impact attribution system, with 100% of donations currently passed through to partner charities under existing MOUs and a scalable 3% platform fee designed to activate at maturity.

To drive retention, monetization, and network effects, Fureelz is developing Purrkz, a proprietary in-app rewards currency earned through meaningful engagement behaviors such as posting content, maintaining activity streaks, completing profiles, and inviting friends. Purrkz can be redeemed for branded merchandise, partner discounts, premium features, exclusive content, and digital enhancements, while also being available for direct purchase—introducing a built-in microtransaction revenue stream. Complementing this ecosystem are Packs, interest-based micro-communities organized around animal types, breeds, activities, and causes, which deepen user identity, increase engagement density, and strengthen organic growth through mission-aligned community clusters. Together, these components create a scalable model where content, impact, loyalty, and community reinforce one another.

Be one of the first to know about the opportunity to invest in Fureelz through our planned Fureelz Regulation Crowdfunding securities offering by clicking "EXPRESS INTEREST" below.

FUREELZ

Join Our Investor Waitlist To Be At The Forefront Of This Incredible Opportunity

EXPRESS INTEREST

LEADERSHIP

Industry Experts, And Proven Leaders



Ashley Quincey
CEO & Founder
READ BIO



Lauren Gibbons
Marketing
READ BIO



Linda Launey
Customer Success
READ BIO



Mali Welch
Brand
READ BIO



Michael Allenberg
Experience Design
READ BIO



Rachael Stozcko
Communications
READ BIO



Scott Farrell
Partnerships & Giving
READ BIO

FUREELZ™

Contact Us
443 Western Ave 1128
South Portland, ME 04106
(833) 224-9282

EXHIBIT F
FUREELZ FORWARD THINKING BUSINESS PLAN

FUREELZ, INC.

Scroll With Purpose

FORWARD-LOOKING BUSINESS PLAN

Regulation Crowdfunding Offering | April 2026

$5,000,000 Raise Target	**$11,500,000** Post-Money Cap	**Equity Shares** Instrument

Ashley Quincey, CEO & Co-Founder
ashley@fureelz.com | (857) 222-0255 | fureelz.com

1. Executive Summary

Fureelz is the first short-form video platform where everyday engagement directly fuels measurable charitable impact for animals. We are not just a social app. We are a structural rethinking of how attention can power purpose.

Pet content is one of the most powerful unifying forces on the internet. It crosses politics, background, age, and identity. Yet it lives inside platforms built purely around attention extraction, platforms that monetize that joy without directing a single dollar toward the animals being celebrated.

Fureelz closes that gap. Through our proprietary Fureelz Giving platform, integrated Purrkz rewards economy, and mission-first community, we have built a place where scrolling means something.

We launched in October 2025. In our first four months, with zero paid advertising, we achieved engagement metrics that rival established platforms, attracted creators from 32 countries, earned 5-star ratings on both the App Store and Google Play, and signed partnership agreements with two of the largest animal welfare organizations in North America.

The Opportunity

The U.S. pet industry reached $152 billion in 2024, with 71% of American households owning a pet. Global charitable giving for animal welfare exceeds $15 billion annually. Pet content drives billions of daily views across Instagram, TikTok, and YouTube, yet no platform has been purpose-built to serve this audience and channel that engagement toward impact. Fureelz is that platform.

The Raise

We are raising $5,000,000 through a Regulation Crowdfunding offering of equity shares at an $11.5 million post-money valuation cap. At the Maximum Offering Amount, investors in this offering collectively receive 36.1% of total issued and outstanding Common Stock, proportional to each investor's contribution. Funds will be deployed across marketing and user acquisition (30%), product and engineering (30%), staffing and payroll (25%), and legal, infrastructure, and working capital (15%).

Key Highlights

- Launched October 2025. Live on iOS and Android across 32 countries.
- 21 minutes 45 seconds average session length, comparable to TikTok power user engagement. Entirely organic.
- 5-star ratings on both App Store and Google Play.
- 18 committed creator-influencers from Instagram across multiple countries, generating content organically.
- Signed partnerships with PetSmart Charities (the largest funder of animal welfare in North America) and Best Friends Animal Society (2M+ members).
- Commerce infrastructure live in-app. Jetty Dog is the first active commerce partner.
- Fureelz Giving platform is live, with Best Friends Animal Society and PetSmart Charities both actively receiving donations. 100% of donations go directly to charities per current MOUs.
- Featured at Global Pet Expo as "Start-Up Innovator", onstage pitch, APPA video distribution to 1,000+ pet businesses. Covered by Pet Age.
- $430,000 raised from initial investors as of early 2026.

2. The Problem & Our Solution

The Problem

Pet content is among the most consumed and emotionally resonant content on the internet. Yet three structural failures define the current landscape:

- Existing platforms are toxic environments. Instagram, TikTok, and Facebook are designed to maximize engagement through controversy and outrage. Pet owners and animal lovers have no dedicated, positive-only space.
- Charitable giving is disconnected from consumption. Millions of people watch animal welfare content daily, rescue stories, shelter spotlights, and advocacy campaigns, but that attention generates zero direct impact for the causes being featured.
- Animal shelters are under-resourced and invisible. Despite widespread pet ownership, shelters struggle constantly for funding and visibility. The digital infrastructure connecting pet lovers to animal causes does not exist at scale.

The Origin

Fureelz started from a simple but frustrating realization: pet content is one of the most joyful and unifying forces on the internet, yet it lives inside platforms that are increasingly polarized, toxic, and built purely around attention extraction. At the same time, animal shelters and rescues struggle constantly for funding and visibility.

The personal moment came from seeing how often pet videos brought people comfort, connection, and emotional relief, especially during stressful times. Pets cut across politics, background, age, and identity. They bring people together in a way almost nothing else does online. Yet that energy was being monetized by large platforms without creating a direct impact for animals in need.

Fureelz was born from the belief that attention is a powerful currency and that it should fuel something meaningful. If millions of people are already watching pet videos every day, why should that attention not translate into measurable support for shelters and rescues?

The Solution: Four Interlocking Systems

Reelz — Positive-Only Short Video

A dedicated short-form video feed built exclusively for animal and pet content. No political content. No toxicity. No controversy-baiting algorithms. Built with Banuba-powered music library integration and Banuba-powered video editing tools.

Fureelz Giving — Proprietary Impact Engine

Our most important differentiator. A proprietary engagement-to-impact layer enabling users to donate directly to verified animal welfare organizations from within the app, with Stripe integration. The charitable routing logic, engagement triggers, and impact attribution system are designed and owned by Fureelz.

100% of all donations processed through Fureelz Giving go directly to the receiving charity per current partnership agreements. The Fureelz platform fee (3%) applies only once the user base justifies it and partner agreements are renegotiated accordingly.

Purrkz — Loyalty & Rewards Economy

Purrkz is Fureelz's proprietary in-app rewards currency that is being built out. Users will earn Purrkz through meaningful engagement: daily login (+25 Purrkz), posting Reelz (+50), hitting like milestones (+100), 30-day streaks (+1,200), profile completion (+250), posting a first video (+300), and inviting friends. Purrkz can be spent on Fureelz swag, partner discount vouchers, in-app features, special music, stickers, and exclusive content, creating a self-reinforcing retention loop. Users can also purchase Purrkz directly ($0.99 for 100, up to $14.99 for 2,000).

Packs — Community Network Effects

Packs are interest-based micro-communities — the Fureelz equivalent of Facebook Groups, built around animal types, breeds, activities, and causes. Packs like "Rescue & Reels", "Adopt, Foster, Love", and "Corgis of Maine" are being built out, each with its own content ecosystem and community identity.

3. Market Opportunity

Total Addressable Market

Pet Industry	Animal Welfare Giving	Creator Economy
$152B (2024) Growing to $325B by 2034 71% of U.S. households own a pet	**$15B+ annually** Digital giving is growing 10%+ per year Fureelz targets embedded micro-donations	**$480B by 2027** Pet is a top 3 creator monetization niche Brand deals + Purrkz + In App Purchases

Why Now

- Social media fatigue is accelerating. Users are leaving toxic platforms in search of positive, purpose-driven communities. Platforms like BeReal and Letterboxd grew by offering an antidote to algorithmic toxicity.
- Mission-driven commerce is mainstream. Consumers increasingly want their digital behavior to reflect their values. Cause-linked engagement is no longer niche; it is expected.
- Regulatory tailwind. Growing scrutiny of major platforms' data practices and mental health impacts creates an opening for platforms built on trust and positive outcomes.

4. Product & Technology

Platform Architecture & Moats

Feature	What It Does	Competitive Moat
Reelz	Positive-only short-form video. Banuba-powered music library and video editor. Emotional reactions. Featured Reels by platform.	*Brand Trust*
Fureelz Giving	Proprietary engagement-to-impact engine. In-app Stripe donations. 100% donation pass-through.	*Intangible Assets*
Purrkz	In-app rewards currency earned through engagement. Buy or earn Purrkz. Redeem for swag, partner vouchers, features, and stickers.	*Intangible Assets + Switching Cost*
Packs	Interest-based micro-communities with admin dashboards, moderation tools, and membership controls.	*Network Effects + Efficient Scale*
Commerce	Brand partner offers redeemable via Purrkz. Jetty Dog live today.	*Intangible Assets*
Explore + Discover	Charity, brand, and influencer spotlights. Paid slots available. Contests driving seasonal engagement and giving.	*Efficient Scale + Network Effects*

Technology Architecture

Fureelz Giving is built as a proprietary engagement-to-impact layer integrating with third-party payment infrastructure through secure APIs. The charitable routing logic, engagement triggers, and impact attribution system are designed and owned by Fureelz. Payment processing relies on established infrastructure (Stripe).

The Fureelz platform is built in partnership with Big Rattle Technologies (bigrattle.com), a U.S. and India-based mobile and web development firm with over a decade of experience delivering consumer applications, FinTech platforms, and startup products. Big Rattle holds ISO quality certification and Cyber GRX security certification, and has built products for clients including Kotak Mahindra Bank, Rail Europe, and multiple non-profit organizations. This partnership provides full technical development continuity and platform execution capability while Fureelz recruits its permanent CTO. Big Rattle’s involvement means investors are not betting on an unfilled technical seat; they are backing a platform that is actively being built by a credentialed team today.

5. Traction & Validation

Fureelz launched in October 2025 with no paid advertising and no press. Everything achieved to date is organic.

User Metrics — April 2026

506	21m 45s	4.7x	32
Monthly Active Users	**Avg Session Length**	**Sessions / Day**	**Countries**
Organic only	*Vs TikTok ~23min/day total*	*Per active user*	*Week 1 organically*

Context: TikTok users average ~95 minutes per day across their entire install base built over years with billions in marketing spend. Fureelz users average 21 minutes 45 seconds per session with 4.7 daily sessions, entirely organically, for four months in. That is a genuine product-market fit signal.

App Store & Community Validation

- 5-star rating on Apple App Store and Google Play Store
- 210+ organic downloads in Week 1 with zero paid promotion
- 18 Instagram creator-influencers generating original content across multiple countries

Creator Voice — Unsolicited Feedback

"I have been searching for a place just like this... I am a wildlife care specialist and love animals and could not thank you enough for this awesome community." — FOSTER-WildLife-Center creator, December 2025

"Love the non-toxic aspect. A place just to freaking relax without any noise. Needed." — Early user, November 2025

"In December, our content won the Fureelz Holiday Chaos Contest, and as part of the winning prize, $750 was donated in our names to an amazing animal shelter." — Winning creator, January 2026

Partnership Validation

The most important traction signal is the organizations that said yes before Fureelz had press, paid marketing, or significant scale:

- PetSmart Charities — the largest funder of animal welfare in North America- 100% of donations pass directly to charity.
- Best Friends Animal Society — 2M+ member national organization,
- Jetty Dog — first live commerce partner in-app today.

These are not logos on a slide. They are working agreements built in the first four months. The difficulty of replicating these charity relationships from scratch is a material competitive advantage.

6. Competitive Landscape

Competitor	Their Strength	Why Fureelz Wins
Instagram & TikTok	Scale, distribution, and creator monetization.	Cannot replicate charity partnerships or mission infrastructure without abandoning their core business model. Their toxicity is our moat.
Petzbe	Niche pet social focus.	No giving platform, no Purrkz economy, no commerce integration, no major charity partnerships. We are the complete platform; they are not.
Charity Direct Channels	Established donor relationships and brand trust.	We are a growth channel for charities, not a competitor. We reach audiences that email and events cannot.

Fureelz wins because we are the only pet-first short-form platform where everyday engagement directly fuels measurable charitable impact in a safe, positive environment. No other platform combines these elements, and no other platform can without fundamentally changing its business model.

7. Go-To-Market Strategy

April 2026: The Momentum Is Here

Fureelz has operated entirely organically since October 2025. In March and April 2026, two catalysts changed the trajectory:

- Global Pet Expo 2026 (March 25-27, Orlando): Fureelz was selected as a startup innovator and delivered a stage pitch to pet industry professionals. Fureelz content was distributed via APPA to 1,000+ pet businesses.
- PR Launch: Fureelz announced its platform and charity partnerships with PetSmart Charities and Best Friends Animal Society. The launch was covered by Pet Age, one of the leading trade publications in the pet industry, and Fureelz was invited to appear on a podcast for the Great Lakes Pet Coalition, earned media that no marketing budget can buy.

Post-Launch Growth: Four Parallel Tracks

1. Charity Partner Co-Marketing

PetSmart Charities and Best Friends Animal Society collectively reach tens of millions of pet owners through email, social, and in-store channels. Our signed partnerships include co-marketing commitments. These organizations are our most efficient acquisition channel, pre-qualified, mission-aligned audiences who are exactly our target user.

2. Creator-Led Growth

Our 18 committed creator-influencers from Instagram represent the seed of a creator referral network. Each has agreed to post original Fureelz content to their existing audiences. This mirrors the influencer strategy that drove TikTok's early U.S. growth, but with creators who are personally invested in the mission, not just paid for a post.

3. Paid Acquisition

With $1.5M allocated to marketing (30% of raise), Fureelz has approximately $62,500 per month available for paid acquisition across Meta, TikTok, and Google. The pet owner audience is large, well-defined, and highly responsive to cause-based creative messaging.

4. Contest & Community Flywheel

Seasonal contests, like the Holiday Chaos Contest that generated $750 in charitable donations in December 2025, drive content creation, new downloads, and press interest simultaneously. Each contest is a growth event, a giving event, and a PR event in one. Contests are also a built-in revenue mechanism through sponsored prize placements.

Growth Milestones

Milestone	Timing	Action Triggered	Strategic Rationale
Raise closes	Month 1	Hire CTO	Technical leadership to accelerate the full roadmap
5,000 MAU	~Q3 2026	Hire Marketing Lead	Scale paid acquisition and brand campaigns
10,000 MAU	~Q4 2026	Hire Growth Lead	Paid media optimization and channel expansion
D7 Retention 15%+	~Q4 2026	Hire Product Lead	Improve retention loops and feature depth
8+ brand deals/yr	~2027	Expand PR support	Amplify partnership announcements at scale

8. Business Model & Financial Projections

Revenue Streams

Stream	How It Works	Activates
Brand Partnerships	Curated deals with pet companies. Avg $40K per deal. 10 deals targeted in 2026 H2, scaling to 48/year by 2029. Jetty Dog is the first active partner, targeting Embark, PrettyLitter, Chewy, and PetSmart with infrastructure that is already built out.	Sep 2026
In-App Advertising	CPM-based ads for a highly engaged pet owner audience. $10 CPM (pet niche benchmark). 22% DAU/MAU ratio drives strong ad inventory.	H2 2027
Creator Tools	5% fee on creator GMV — brand collaborations, Pack sponsorships, merchandise earnings.	Jul 2026
Fureelz Giving	3% platform processing fee on donations, activating as platform scale grows. 100% of funds currently go directly to charities. Avg $20/participating user/month target.	Jan 2027
In-App Purchases	Purrkz purchase packages from $0.99 (100 Purrkz) to $14.99 (2,000 Purrkz). Also: blind box stickers, virtual goods, swag.	Jul 2026
Premium Subscriptions	Premium tier for advanced features, enhanced visibility, and exclusive content as the audience justifies.	2028

Financial Projections — Three Scenarios

48-month projections from July 2026. Starting MAU reflects post-catalyst growth following Global Pet Expo and PR launch. All assumptions are documented in the accompanying financial model.

	2026	2027	2028	2029
BASE CASE — 25% / 16% / 10% annual growth				
Starting MAU: 1,500 (post-catalyst)				
Annual Revenue	$134K	$873K	$1.7M	$3.4M
MAU End of Year	4,578	27,173	85,280	267,647
Runway	25 months			
MARKETING ACCEL — 35% / 24% / 14% annual growth				
Starting MAU: 3,000 (post-catalyst)				
Annual Revenue	$136K	$1.2M	$4.9M	$21.9M
MAU End of Year	13,452	177,767	856,463	4.1M
Runway	>48 months			
VIRAL CASE — 40% / 25% / 15% annual growth				
Starting MAU: 5,000 (post-catalyst)				
Annual Revenue	$138K	$1.7M	$9.8M	$54.3M
MAU End of Year	26,891	391,318	2.1M	11.2M
Runway	>48 months			

Growth benchmarks: Base Case comparable to Discord's early community growth. Marketing Accel reflects funded acquisition plus charity co-marketing. Viral Case models network effect momentum comparable to early TikTok U.S. expansion.

Use of Funds ($5,000,000)

Category	%	Amount
Marketing & User Acquisition	30%	**$1,500,000**
Product & Engineering	30%	**$1,500,000**
Staffing & Payroll	25%	**$1,250,000**
Legal & Compliance	5%	**$250,000**
Security & Infrastructure	2.5%	**$125,000**
Working Capital Reserve	7.5%	**$375,000**
TOTAL	**100%**	**$5,000,000**

9. The Team

Fureelz is built by operators who have scaled platforms and revenue engines

Leadership

Ashley Quincey CEO & Co-Founder	20+ years in enterprise SaaS and eCommerce sales. Deep expertise in scaling revenue engines, building partnership networks, and growing digital platforms. Ashley takes $120K annually — below the seed-stage CEO average of $147K — as a direct signal of commitment to capital discipline.
CTO Planned — Hire Month 1	CTO hire is the priority upon the raise close. Seeking a senior mobile platform technologist with consumer app experience. This hire enables full acceleration of the 2026 product roadmap.
Michael Product & Experience	15+ years in UX/UI design and product experience. Responsible for the Fureelz interface, user journey design, and the new UI redesign shipping Q1 2026. Partnership with Banuba for video editor capabilities.
Scott Charity Partnerships	Manages and grows Fureelz's charity partner relationships. Responsible for PetSmart Charities, Best Friends Animal Society, and all future partnership negotiations — the bridge between platform and mission.
Lauren Marketing	At Fureelz, she leads marketing and user acquisition, building momentum through brand storytelling, creator partnerships, and performance marketing.

Fractional Team

Fureelz operates a lean fractional team covering PR, Social Media, Branding, and Customer Support. This allows senior-level expertise at startup-appropriate cost while preserving capital for growth.

Technology Team

Platform development is handled by Big Rattle Technologies, a credentialed mobile and web development partner, providing technical continuity until the permanent CTO hire is complete.

10. The Investment Offering

Offering Summary

Instrument Equity Shares (Reg CF)	**Raise Target** $5,000,000
Post-Money Valuation Cap $11,500,000	**Pre-Money Valuation** $6,500,000
Investor Ownership at Conversion 36.1% at Max Offering ($5M ÷ $13.84M post-money)	**Offering Type** Regulation Crowdfunding (Reg CF)
Minimum Investment $150 — Animal Lover tier	**Previously Raised** $430,000

Investment Tiers

Tier	Investment	Shares	What It Means
Animal Lover	**$150**	**75 shares**	Entry-level ownership in a platform built around your passion.
Fureelz Fan	**$500**	**250 shares**	For those who believe the future of social media must mean something.
Pack Leader	**$1,000**	**500 shares**	Lead the movement. Shape a platform that puts animals first.
Founding Fur-funder	**$2,500**	**1,250 shares**	Founding investor status in a platform built to last.
Strategic Investor	**$500,000**	**250,000 shares**	Significant early-stage position in a platform at the intersection of the pet, creator, and social media economies.
Lead Investor	**$1,000,000**	**500,000 shares**	Lead investor position. Meaningful ownership stake in a mission-driven platform built for the long term.

Investor Return Scenarios

At $2.00 per share. Exit multiples benchmarked to comparable social/community platform transactions.

	Base Case	Mktg Accel	Viral Case
Exit Year	2031	2030	2030
Revenue Multiple	8x	10x	14x
Implied Exit Valuation	~$49M	~$295M	~$1.0B
Investor Share (36.1%)	~$18M	~$107M	~$370M
MOIC on $5M Raise	**3.6x**	**21.3x**	**74.1x**

Exit multiple sources: Pinterest IPO ~18x revenue. Reddit IPO (2024) ~18x revenue. Discord (private) est. 15-20x ARR. Letterboxd acquisition ~10x revenue. Sources: PitchBook, CB Insights, public filings 2024-2025.

11. Why Fureelz. Why Now.

Attention is a powerful currency. For too long, it has been extracted by platforms that return nothing to the world. Fureelz exists to change that- to prove that a platform can be joyful, safe, and deeply meaningful at the same time.

We built this in six months. Entirely organically. With a small team, a clear mission, and the kind of early signals that cannot be manufactured — a wildlife care specialist who said she had been searching for this her whole career. A creator who just wanted a place to relax without any noise. A Holiday Chaos Contest that raised $750 for an animal sanctuary before we even had a Giving platform.

The Global Pet Expo happened. We stood on a stage in front of pet industry professionals and told the world what Fureelz is. Pet Age covered the launch. The Great Lakes Pet Coalition invited us onto their podcast. And Steven Meserve — an experienced influencer network builder — has joined the Fureelz team as Influencer Advisor to help us build the network effect that takes this platform to scale. The momentum is real, and it is building.

This raise gives us the resources to accelerate the momentum that is already here, to hire the CTO who will build what comes next, to put real marketing dollars behind the mission, and to be in a position of strength when we come back to raise again.

If you believe that social media can be better. If you believe the $188 billion pet market deserves a platform built for it. If you believe a company can generate strong returns and do genuine good in the world at the same time, this is the investment for you.

Join the Movement

Ashley Quincey, CEO | ashley@fureelz.com | (857) 222-0255 | fureelz.com